May 25, 2005
Room 4561

Sterling E. Phillips
Chairman of the Board and Chief Executive Officer
Analex Corporation
5904 Richmond Highway
Suite 300
Alexandria, VA 22303

Re:	Analex Corporation
	Form S-3 filed April 29, 2005
	Registration no. 333-124447

	Form 10-K filed March 28, 2005
	File no. 1-31613

Dear Mr. Phillips:

      We have limited our review of the forgoing filings to signatures required concerning the registration statement and the controls and procedures disclosure in your Form 10-K. Based on this limited review, we have the following comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3
Signature Page

1. The person discharging the functions of comptroller or chief accounting officer should sign the registration statement, or if a person serving in that capacity is signing the filing in another capacity, they should be also designated as comptroller or chief accounting officer.
Form 10-K
Item 9A. Controls and Procedures, pages 30-31

2. Management`s effectiveness conclusion, expressed in the second paragraph, concerns "timely alerting them to material information relating to the Company required to be included in the company`s periodic SEC filings". As such, the scope of the conclusion is more narrow than the determination required of management, which should conform to the definition of "disclosure controls and procedures" contained in Rule 13(a)-15(e). In your response letter, please tell us supplementally whether the conclusion as to effectiveness pertained to "disclosure controls and procedures" as defined in Rule
13(a)-15(e). Also, confirm that you will consider this comment in the preparation of future periodic reports.

3. In the final paragraph of Item 9A, you state that there were no "significant" changes to your internal controls over financial reporting during the applicable quarter. Please refer to Item 308(c)
and note that you should disclose any changes in internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, Analex`s internal controls over financial reporting. In your response letter, please advise us in this regard with respect to the fourth quarter. Also, confirm that you will consider this comment in the preparation of future periodic reports.

Form S-3
Incorporation by Reference, page 24

4. Please revise this section to specifically incorporate reports filed under Section 13(a) of the Exchange Act that were made since the filing of this registration statement.

General

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Please direct any questions to Hugh Fuller at (202)551-3853.

								Sincerely,



								Mark P. Shuman
								Branch Chief - Legal

CC:	Jane K. P. Tam
	Holland & Knight LLP
	2099 Pennsylvania Avenue, NW
	Washington, DC 20006
	FAX no. (202) 955-5564